SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)



                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                                 Amendment No. 5


                                 Six Flags, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.025 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    83001P109
         --------------------------------------------------------------
                                 (CUSIP Number)

                              Dennis J. Block, Esq.
                        Cadwalader, Wickersham & Taft LLP
                            1 World Financial Center
                               New York, NY 10281
                                 (212) 504-5555
--------------------------------------------------------------------------------

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 August 17, 2005
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------                                 --------------------
CUSIP No. 83001P109               SCHEDULE 13D              Page 2
---------------------------                                 --------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Red Zone LLC
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-1475706
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0 shares of Common Stock

   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         10,921,300 shares of Common Stock
   OWNED BY
     EACH       ----------------------------------------------------------------
   REPORTING    9     SOLE DISPOSITIVE POWER
    PERSON            0 shares of Common Stock
     WITH
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      10,921,300 shares of Common Stock

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
       10,921,300 shares of Common Stock

--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                    [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       11.7%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       OO

--------------------------------------------------------------------------------

---------------------------                                 --------------------
CUSIP No. 83001P109               SCHEDULE 13D              Page 3
---------------------------                                 --------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Daniel M. Snyder
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON N/A
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     Not Applicable

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0 shares of Common Stock

   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         10,921,300 shares of Common Stock
   OWNED BY
     EACH       ----------------------------------------------------------------
   REPORTING    9     SOLE DISPOSITIVE POWER
    PERSON            0 shares of Common Stock
     WITH
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      10,921,300 shares of Common Stock

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
       10,921,300 shares of Common Stock

--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                    [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       11.7%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       IN

--------------------------------------------------------------------------------

INTRODUCTION

      This Amendment No. 5 (this "Amendment") relates to the Schedule 13D filed on behalf of Red Zone LLC, a Delaware limited liability company ("Red Zone"), and Daniel M. Snyder, an individual ("Mr. Snyder") (collectively, the "Reporting Persons") with the Securities and Exchange Commission on August 30, 2004, as amended by Amendment No. 1 filed on September 2, 2004, Amendment No. 2 filed on January 14, 2005, Amendment No. 3 filed on April 22, 2005 and Amendment No. 4 filed on August 10, 2005 (the "Schedule 13D"), relating to shares of common stock, par value $.025 per share ("Common Stock"), of Six Flags, Inc. (the "Company").

      Items 3, 4, 5 and 7 of the Schedule 13D is amended and supplemented as follows:

Item 3.     Source and Amount of Funds or Other Consideration.

      The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by the Reporting Persons is approximately $49,242,936.87. The source of funds for this consideration was the working capital of Red Zone, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Item 4.     Purpose of Transaction.

            On August 17, 2005, the Reporting Persons filed a preliminary consent solicitation statement on Schedule 14A with the Securities and Exchange Commission. The consent solicitation statement states that the Reporting Persons intend to solicit the stockholders of the Company to consent to the following actions without a meeting:

            o the removal without cause of Kieran Burke, James Dannhauser and Stanley Shuman from the Company's Board of Directors and any other person or persons (other than the persons elected pursuant to this proposed action by written consent) elected or appointed to the Board of the Company prior to the effective date of these proposals to fill any newly-created directorship or vacancy on the Board;

            o the election of Mark Shapiro, Executive Vice President, Programming and Production of ESPN, Inc. (a subsidiary of The Walt Disney Company), Daniel M. Snyder, Managing Member of Red Zone LLC and Chairman and Principal Owner of the Washington Redskins and Dwight Schar, Chairman of NVR, Inc., the nation's 6th largest homebuilder, to serve as members of the Board and fill the newly-created vacancies;

            o the amendment of the Company's Bylaws to fix the number of directors permitted to serve on the Board at seven and to require unanimous vote of all directors for any change in the number of directors constituting the Board;

            o the amendment of the Bylaws to provide that vacancies on the Board created as a result of the removal of directors by Six Flags' stockholders may be filled only by a majority vote of Six Flags' stockholders; and

            o the repeal of each provision of the Company's Bylaws or amendments of the Bylaws that are adopted after September 13, 2004 (the last date of reported changes) and before the effectiveness of the foregoing five proposals and the seating of the Nominees on the Board.

            On or about the time the Reporting Persons file their definitive consent solicitation statement with the Securities and Exchange Commission, the Reporting Persons also plan to commence a fully funded cash tender offer (the "Offer") to purchase up to 34.9% of the Company's outstanding Shares (the calculation of such percentage to include any Shares we own at the time we accept Shares for purchase pursuant to the Offer) at a price of $6.50 per share. The Offer will be on the terms and subject to the conditions to be set forth in an offer to purchase and related letter of transmittal which we plan to file with the SEC at the commencement of the Offer. The conditions to the Offer will include, among other things:

            o the Company amending the Second Amended and Restated Rights Agreement dated as of September 14, 2004 by and between the Company and the Bank of New York to make the Rights inapplicable to the Offer;

            o the Board taking all actions so that the restrictions contained in Section 203 of DGCL applicable to a "business combination" (as defined in such Section 203), and any other similar legal requirement, will not apply to any business combination involving Six Flags, on the one hand, and Red Zone or any of its affiliates, on the other hand;

            o the stockholders adopting all of the proposals pursuant to this consent solicitation and the Board designating Mark Shapiro as Chief Executive Officer and Daniel M. Snyder as Chairman of the Board;

            o expiration or termination of the waiting period applicable to the Offer under the Hart- Scott-Rodino Antitrust Improvements Act of 1976; and

            o non-occurrence of any change or development in the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Company, which, in our reasonable judgment, is or will be materially adverse to the Company, or we shall have become aware of any fact that, in our reasonable judgment, does or will have a material adverse effect on the value of the Shares.

            THIS SCHEDULE 13D FILING IS NOT A TENDER OFFER NOR AN OFFER WITH RESPECT THERETO. THE OFFER WILL BE MADE ONLY BY MEANS OF AN OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL. STOCKHOLDERS ARE URGED TO READ OUR TENDER OFFER MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDER WILL BE ABLE TO OBTAIN COPIES OF OUR TENDER OFFER MATERIALS FREE OF CHARGE FROM THE SEC'S WEBSITE.

            As previously disclosed in Amendment No. 4 to this Schedule 13D, the Reporting Persons have been considering and evaluating all of their options with respect to their investment in the Company. The Reporting Persons continue to believe that the current management team is underperforming and that operational improvement is necessary for the Company to increase stockholder value in the long-term. The Reporting Persons believe management should pursue new initiatives to increase revenue and park attendance and consider the disposition of excess real estate, among other strategies.

            The Reporting Persons may pursue other alternatives available in order to maximize the value of their investment in the Company. Such alternatives could include, without limitation, (i) the purchase of additional Common Stock in the open market, in privately negotiated transactions or otherwise and (ii) the sale of all or a portion of the Common Stock now owned or hereafter acquired by them. The Reporting Persons intend to contact and consult with other stockholders of the Company and third parties concerning the Company, its prospects and any or all of the foregoing matters.

            The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Company in light of their general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

            Except as set forth above, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer.

      (a) As of the date hereof, the Reporting Persons have the following interests in the Common Stock of the Company, based on the Company's disclosure in its Form 10-Q filed on August 9, 2005, that as of August 1, 2005, the Company had 93,106,528 shares of common stock outstanding:


            (i) Red Zone beneficially owns 10,921,300 shares of the Company's Common Stock, making it the beneficial owner of 11.7% of the Company's Common Stock.

            (ii) Mr. Snyder beneficially owns 10,921,300 shares of the Company's Common Stock, making him the beneficial owner of 11.7% of the Company's Common Stock.

      (b) The table below sets forth for each Reporting Person the number of shares of Common Stock for which there is sole or shared power to vote or to direct the vote, or sole or shared power to dispose or to direct the disposition, of the Common Stock:


                     Red Zone      Mr. Snyder
                     --------      ----------

Sole Power to           0              0
Vote/ Direct Vote

Shared Power to     10,921,300      10,921,300
Vote/ Direct Vote

Sole Power to           0              0
Dispose/ Direct
Disposition

Shared Power to     10,921,300      10,921,300
Dispose/ Direct
Disposition

      (c) There have been no purchases or sales of the Company's stock by any of the Reporting Persons within the last sixty days, except that:

            On July 19, 2005, Red Zone purchased 170,000 shares of Common Stock on the open market, at an average price of $5.05 per share;

            On July 20, 2005, Red Zone purchased 340,100 shares of Common Stock on the open market, at an average price of $5.15 per share;

            On July 21, 2005, Red Zone purchased 266,700 shares of Common Stock on the open market, at an average price of $5.1031 per share.

            On July 22, 2005, Red Zone purchased 120,000 shares of Common Stock on the open market, at an average price of $5.1738 per share.

            On August 9, 2005, Red Zone purchased 379,200 shares of Common Stock on the open market, at an average price of $5.2269 per share.

            On August 10, 2005, Red Zone purchased 810,000 shares of Common Stock on the open market, at an average price of $5.3001 per share.

            On August 11, 2005, Red Zone purchased 685,300 shares of Common Stock on the open market, at an average price of $5.4836 per share.

      (d) No person other than each respective owner of Common Stock referred to in this Amendment is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Common Stock.

      (e) Not applicable.

Item 7.     Material to be Filed as Exhibits.

      The following exhibit is incorporated herein by reference:

      EXHIBIT 4: Consent Solicitation Statement on Schedule 14A, filed with the Securities and Exchange Commission on August 17, 2005.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 17, 2005





RED ZONE LLC



By:  /s/  Daniel M. Snyder
   -----------------------
   Name:   Daniel M. Snyder
   Title:  Managing Member



By:  /s/  Daniel M. Snyder
   -----------------------
   Daniel M. Snyder